OICco Acquisition III, Inc.
4412 8th Street SW
Vero Beach, Florida
O. 772.584.3308
F. 772.492.9219
genesiscorporate@comcast.net

Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

June 30, 2011

Re:	OICco Acquisition III, Inc.
Registration Statement Form S-1/A9
File Number 333-168185
Filed: June 30, 2011

Attention:	Mr. Mark Shuman
Phone (202) 551-3462

Request for Acceleration of the Effective Date.

OICco Acquisition III, Inc. (“the Company”) hereby requests for the acceleration of the Registration Statement filed on Form S-1 July 16, 2010 and subsequent amendment including June 30, 2011 by the Company with the Security and Exchange Commission (Commission”) via EDGAR. The Company request’s the Commission to deem the registration statement effective by 4:00 P.M. EST July 6, 2011 or soon thereafter if practical.  In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

OICco Acquisition III, Inc. further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing.  Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

s/ Ronald A. Davis
Ronald A. Davis
Chief Executive Officer
President
OICco Acquisition III, Inc.